VASCO Data Security International, Inc.

1901 S. Meyers Road, Ste. 210

Oakbrook Terrace, IL 60181

September 4, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Jan Woo

                 Jeff Kauten

Re:	Vasco Data Security International, Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 12, 2014 File No. 000-24389

Dear Ms. Woo:

Set forth below are the responses of VASCO Data Security International, Inc. (referred to herein using the words “VASCO”, “Company”, “we”, “our” and “us”) to your letter of comment dated August 25, 2014 (the “Letter”) relating to the above-referenced Form 10-K (sometimes referred to herein as the “2013 Form 10-K). The comments from the Letter are repeated below.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 1—Business

Customers and Markets, page 15

1. We note that HSBC, your largest customer, accounted for approximately 18%, 10% and 17% of your total revenue in 2013, 2012 and 2011, respectively. Please tell us what consideration you have given to describing the material terms of any agreements with HSBC, including the term of your contract, any minimum commitments, termination provisions, and the rights and obligations of the parties. Tell us also what consideration you have given to filing any agreements as exhibits pursuant to Item 601(b) (10) of Regulation S-K.

While sales to HSBC on a worldwide basis has represented a significant percentage of our revenue over the 3-year period of 2011, 2012 and 2013, we do not believe that descriptions of the material terms of agreements with HSBC, or the filing of such agreements as exhibits is appropriate or necessary for the following reasons:

a)	HSBC is a global bank and financial institution which does business throughout the world through its local branches and affiliates (“HSBC Members”), and although part of the HSBC organization, each HSBC Member contracts separately with VASCO.

b)	VASCO sales to HSBC and the HSBC Members are subject to a global supply agreement (“GSA”). The GSA establishes the framework for business between VASCO and HSBC and the HSBC Members, but it does not obligate HSBC or HSBC members to purchase any products or services from VASCO, establish any other purchase commitments or requirements from HSBC or HSBC Members, or obligate VASCO to sell any products or services to HSBC or HSBC Members.

c)	HSBC can terminate the GSA at any time without cause with 90 days’ notice and without payment of any termination charges.

d)	The GSA is subject to confidentiality provisions.

e)	With the GSA in place, VASCO is allowed to market its products to HSBC Members. Each sale to an HSBC Member is negotiated on a standalone basis with that HSBC Member, with the final agreement with that HSBC Member referencing certain terms that are included in the GSA. Purchases made by HSBC Members are effected through purchase orders submitted by the HSBC Member which generally are not long-term purchase commitments. All purchase orders submitted by HSBC and HSBC Members are subject to approval and acceptance by VASCO.

f)	The data disclosed in the 10-K reflect the aggregate revenues sold to all HSBC Members for the periods noted. Over the three-period, we sold products to more than 40 different HSBC Members.

g)	We do not believe that filing the GSA or any of agreements with individual HSBC Members as exhibits pursuant to Item 601(b)(10) of Regulation S-K was appropriate because:

a.	Each of the agreements was made in the ordinary course of business, and

b.	Our business is not substantially dependent on any purchase commitment from any HSBC Member.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses or this letter, please contact Matthew S. Brown or the undersigned.

Matthew S. Brown	Clifford K. Bown
Katten Muchin Rosenman LLP	VASCO Data Security International, Inc.
525 West Monroe Street	1901 South Meyers Road, Ste. 210
Chicago, Illinois 60661-3693	Oakbrook Terrace, IL 60181
Phone: 312 902-5207	Phone U.S.: 630 932-8844 x3304
Fax: 312 902-1061	Fax U.S.: 630 932-8852
Email: matthew.brown@kattenlaw.com	Email: cbo@vasco.com

Sincerely,

/s/ Clifford K. Bown
Clifford K. Bown
Executive Vice President and Chief Financial Officer